Exhibit 99.1

GREENBROOK TMS RECEIVES NOTIFICATIONS REGARDING NASDAQ LISTING DEFICIENCIES

May 19, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) on May 15, 2023 that the Company is not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market (NASDAQ Listing Rule 5550(a)(2)) as the bid price for the Company’s common shares (the “Common Shares”) on Nasdaq closed below US$1.00 (the “Minimum Bid Requirement”) for 30 consecutive days from March 31, 2023 to May 12, 2023.

On May 16, 2023, the Company received a separate notification (together with the Minimum Bid Requirement notification, the “Notifications”) from Nasdaq that it was not in compliance with the minimum market value of listed securities requirement (Nasdaq Rule 5550(b)(2)) as the market value of the Common Shares was below US$35 million (the “MVLS Requirement”) for 30 consecutive days from April 3, 2023, to May 15, 2023.

The Notifications have no immediate effect on the listing of the Common Shares on the Nasdaq Capital Market and do not affect the Company’s business operations. As set forth in the Notifications, the Company has until November 13, 2023 (the “Compliance Period”) to regain compliance with the Minimum Bid Requirement and the MVLS Requirement. During the Compliance Period, the Common Shares will continue to trade on the Nasdaq Capital Market, subject to continued compliance with Nasdaq’s other continued listing standards. If at any time before November 13, 2023, the bid price of the Common Shares closes at or above US$1.00 per share and/or the Company achieves a market value of its Common Shares of US$35 million, for a minimum of 10 consecutive business days, it is expected that Nasdaq would notify the Company that it has regained compliance with the Minimum Bid Requirement and/or the MVLS Requirement, as applicable.

The Company is considering all available options to regain compliance with the Minimum Bid Requirement and the MVLS Requirement.

In the event the Company does not regain compliance with the Minimum Bid Requirement by November 13, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance. No such additional compliance period is available to regain compliance with the MVLS Requirement. If the Company does not regain compliance with the Minimum Bid Requirement and the MVLS Requirement by the applicable deadline, the Company may be subject to delisting of the Common Shares from the Nasdaq Capital Market, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 32,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements regarding the ability to remain listed on Nasdaq, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; the possible failure to complete the previously-announced restructuring plan (the “Restructuring Plan”) on terms acceptable to the Company or its suppliers (including Neuronetics, Inc.), or at all; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to the Company’s dependence on Neuronetics, Inc. as its exclusive supplier of TMS devices; and other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.